Filed pursuant to Rule 433
  Registration No. 333-203433

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$1,500,000,000
2.350% SENIOR NOTES, DUE OCTOBER 30, 2020
FINAL TERM SHEET
DATED OCTOBER 23, 2015

Terms and Conditions
Issuer:	Royal Bank of Canada

Title of the Series:	2.350% Senior Notes, due October 30, 2020

Expected Ratings1:	Aa3 / AA- / AA (Negative / Negative / Stable)

Principal Amount:	$1,500,000,000

Issue Price:	99.953%

Trade Date:	October 23, 2015

Settlement Date (T+5)2:	October 30, 2015

Maturity Date:	October 30, 2020

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	2.350%

Treasury Benchmark:	1.375% UST due September 2020

Treasury Benchmark Price:	$99-26 ¾

Treasury Yield:	1.410%

Re-offer Spread to Treasury Benchmark:	T + 95bps

Re-Offer Yield:	2.360%

_____________________________
1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade on any date more than three business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Fees:	0.25%

Interest Payment Dates:	Semi-annually on each April 30 and October 30, beginning April 30, 2016

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KJA6 / US78012KJA60

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Capital One Securities, Inc.
Desjardins Securities Inc.
Drexel Hamilton, LLC
Fifth Third Securities, Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated
nabSecurities, LLC
National Bank of Canada Financial Inc.
Samuel A. Ramirez & Company, Inc.
Santander Investment Securities Inc.
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC at 1-866-375-6829, J.P. Morgan Securities LLC at 1-212-834-4533, or Morgan Stanley & Co. LLC at 1-866-718-1649.